SkyWater Technology, Inc.
2401 East 86th Street
Bloomington, Minnesota 55425

November 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:    Dale Welcome
Anne McConnell

Re:    SkyWater Technology, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2023
Response dated September 25, 2023
File No. 001-40345

Dear Mr. Welcome and Ms. McConnell:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter, dated November 1, 2023, regarding the above-referenced filing of SkyWater Technology, Inc. (the “Company”) and our response dated September 25, 2023 to comments from the Staff in relation to this filing dated September 1, 2023. We are providing our responses to those comments below. For the Staff’s convenience in reviewing our responses, each comment also has been set forth below.

Form 10-K for the Fiscal Year Ended January 1, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 47

1.We reviewed your response to prior comment 3; however, it remains unclear to us how you determined a non-GAAP adjustment related to an inventory impairment is consistent with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. As noted in your response, the nature of your business includes designing and providing specialized products and services to customers and there are risks related to your inventory. Based on the nature of this adjustment and the nature of your business, it appears to us that risks related to specialized products and significant customers are normal operating expenses related to your business. Please do not include non-GAAP adjustments related to inventory impairments in future periods.

Response:

The Company acknowledges the Staff’s comment, and we will not include non-GAAP adjustments related to inventory impairments in our non-GAAP financial measures in future filings.

Item 8. Financial Statements and Supplementary Data

Note 5. Balance Sheet Information, page 68

2.We note your response to prior comment 7, including the fact that you recognize contract assets and contract liabilities in accordance with ASC 606. Based on your response, it remains unclear to us how you determined that presenting accounts receivable and contract assets in the same balance sheet line item is appropriate and complies with ASC 606-10-45-4.

Response:

While we believe our existing balance sheet presentation to combine unbilled revenue with trade accounts receivable is appropriate based on the guidance in ASC 606-10-45-1 – 45-3 and Rule 5-02(3)(c) of Regulation S-X, in acknowledgement of the Staff’s comment, future filings, commencing with our third quarter 2023 Form 10-Q, will reflect a balance sheet with separate line items for accounts receivable and contract assets.

* * *

If you have any questions regarding these responses to your comments or any other matter, please contact me at (952) 851-5200.
Very truly yours,

/s/ Steve Manko

Steve Manko
Chief Financial Officer

cc:    Christopher Hilberg, Chief Legal Officer, General Counsel and Secretary
Benjamin Young, Vice President Corporate Controller
SkyWater Technology, Inc.
John K. Wilson, Foley & Lardner LLP